OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024
	TELEPHONE	(310) 208-8800
	FACSIMILE	(310) 443-6690

STEPHEN I. CHAZEN

SENIOR EXECUTIVE VICE PRESIDENT

AND

CHIEF FINANCIAL OFFICER

Direct Telephone	(310) 443-6311
Direct Facimile	(310) 443-6812

April 4, 2007

Via Facsimile and U.S. Mail

Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549-0405

Attention:	Ms. Jill S. Davis Branch Chief Division of Corporation Finance
	Re:	Occidental Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007 File No. 1-09210

Dear Ms. Davis:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your March 23, 2007 letter. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2006 Form 10-K. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Occidental Response to SEC Letter Page 2 of 5	April 4, 2007

Form 10-K for the Fiscal Year ended December 31, 2006

Management’s Discussion and Analysis

Significant Items Affecting Earnings, page 19

1.

We note your presentation of a measure referred to as “Core Earnings” throughout your document, including your Selected Financial Data and your MD&A. We further note the absence of this measure in your segment footnote disclosures found in note 15 of your financial statements. Please explain why you believe it is appropriate to include such measures in your document that don’t appear related to your primary segments. Please refer to Question 21 of the Commission Frequently Asked Questions regarding non-GAAP measures at:
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#segment

Response to Comment 1

The company has presented a segment measure of profit and loss in note 15 of the financial statements, “Industry Segments and Geographic Areas,” in accordance with SFAS 131 which specifies that the segment measure disclosed in the notes be the same measure used by the chief operating decision maker in allocating resources and assessing segment performance. The company complies with this requirement, since its chief operating decision maker uses segment income to allocate resources and assess segment performance.

In disclosing certain items used to present “core earnings” in MD&A, the company is responding to Regulation S-K, Item 303, paragraph (A) (3), which instructs registrants to “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations, and, in each case, indicate the extent to which income was so affected.” Management also considers such events and transactions that are included in segment earnings when they are appropriately attributable to a specific operating segment. As a result, in compliance with the Commission’s 2003 guidance on MD&A, the company provides “core earnings” as part of its narrative explanation of its financial statements as another way to enable investors to see the company through the eyes of management. The calculation of segment “core earnings” identifies certain items that are included in reported segment income, but may affect comparability between periods. The items identified in the calculation of “core earnings” result from specific transactions or events, whether the items result in a gain or a charge to income. In the past, those items have included significant legal, tax and insurance settlements, hurricane losses, plant shut downs, debt purchase expense, and gain or loss on sale of assets. The company has not excluded items from “core earnings” that occur in the normal course of operating a business, such as stock-based compensation expense, normal provisions for income taxes or environmental remediation, or foreign currency losses. The company believes reported earnings reflect management’s performance over the long term.

Occidental Response to SEC Letter Page 3 of 5	April 4, 2007

The items identified in each measure are consistently set out in the referenced filing so that investors can understand them. The items identified in the MD&A “core earnings” disclosure which affect the two reportable segments are described in footnotes (d) and (e) of note 15 at the top of page 71. The remaining items identified in the MD&A “core earnings” disclosure are listed in footnote (f) of note 15 which is also on page 71. The MD&A “Significant Items Affecting Earnings” table at the top of page 20, which provides a reconciliation of segment earnings to segment core earnings, lists the same items noted in footnotes (d), (e) and (f) in note 15 on page 71.

For the reasons stated above, the company believes that its disclosure is appropriate.

2.

Please clarify to us the caption “Core Earnings” and why you believe it is an appropriate description of the measure. Please also clarify how the term Core Earnings is representative of the earnings you may have achieved had the reconciling items not occurred.

Response to Comment 2

The company uses the caption called “core earnings” to indicate that the measure provides information about the effects of certain transactions and events that affect comparability between periods and vary widely and unpredictably in nature, timing and amount. The transactions or events identified in “core earnings” do not occur in every period. In the Significant Items Affecting Earnings section of MD&A, the company has noted “Reported earnings are considered representative of management’s performance over the long term. Core earnings is not considered to be an alternative to operating income in accordance with GAAP.” The company believes its disclosure of “core earnings” aids users in comparing its results and assessing its performance and, consequently, the performance of its management.

For the reasons stated above, the company believes that its disclosure is appropriate.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 35

3.	Please provide a signed audit opinion with your document, including a signed report on internal control over financial reporting.

Response to Comment 3

Included with this response, the company has provided the signed KPMG LLP audit opinion and report on internal control over financial reporting. In future filings, the

Occidental Response to SEC Letter Page 4 of 5	April 4, 2007

company will include the typed name of the independent registered public accounting firm representing their signature on the audit opinion and report on internal control over financial reporting.

Note 18 – Costs and Results of Oil and Gas Producing Activities, page 74

4.	Please tell us why you have excluded your capitalized CO2 costs from your costs incurred disclosures on page 75.

Response to Comment 4

A note to the table informed the readers of the excluded capitalized CO2 costs which represented 0.7%, 1.4% and 3.2% of total consolidated costs incurred in 2006, 2005 and 2004, respectively. In future filings, the company will include the amount of the capitalized CO2 costs in the costs incurred amounts.

Supplemental Oil and Gas Information

Standardized Measure of Discounted Future Net Cash Flows, page 83

5.

Please remove your subtotal presented before the recognition of income tax expense, as this presentation is not contemplated in SFAS 69. Please refer to paragraph 30 and Illustration 5 of Appendix A of SFAS 69.

Response to Comment 5

Occidental has shown the subtotal presented before the recognition of income tax expense to provide investors with information management believes may be useful. However, in future filings, Occidental will not provide the subtotal in this table.

_____________________________________

As you have seen from our responses to your comments, we agree that, in several instances, the staff suggestions would enhance the disclosures. We also believe, however, that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X, Regulation S-K and Regulation G, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures. Therefore, we respectfully request that the staff permit such disclosures to be made prospectively in Occidental’s future filings, in each case as specifically indicated in this response letter or as further modified after discussion with the staff, rather than by amending the referenced filing.

Occidental Response to SEC Letter Page 5 of 5	April 4, 2007

_____________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and
•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen
Senior Executive Vice President
and Chief Financial Officer

Attachments

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Occidental Petroleum Corporation:

We have audited the accompanying consolidated balance sheets of Occidental Petroleum Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Occidental Petroleum Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As explained in note 3 to the consolidated financial statements, effective December 31, 2006, the Company changed its method of accounting for defined benefit pension and other postretirement plans. Effective July 1, 2005, the Company changed its method of accounting for share-based payments.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Occidental Petroleum Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Los Angeles, California
February 27, 2007

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Occidental Petroleum Corporation:

We have audited management's assessment, included in the accompanying Management’s Annual Assessment of and Report on Occidental’s Internal Control Over Financial Reporting, that Occidental Petroleum Corporation and its subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Occidental Petroleum Corporation and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006 and our report dated February 27, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Los Angeles, California
February 27, 2007